UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
         _______________________________________________

                          SCHEDULE 13D
                       (Amendment No. 21)

            Under the Securities Exchange Act of 1934

                       WMS INDUSTRIES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           969-901-107
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                         April 27, 2000
     (Date of Event which Requires Filing of this Statement)
    _________________________________________________________

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 969-901-107

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          SUMNER M. REDSTONE
          S.S. No.
---------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group
     (See Instructions)
     /  /  (a)
---------------------------------------------------------
     /  /  (b)
---------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------
(4)  Sources of Funds (See Instructions)   PF
---------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------
(6)  Citizenship or Place of Organization
                United States
---------------------------------------------------------
Number of      (7)  Sole Voting Power       0
  Shares	-----------------------------------------
Beneficially   (8)  Shared Voting Power     7,757,200*
 Owned by	-----------------------------------------
   Each        (9)  Sole Dispositive Power  4,273,300
Reporting	-----------------------------------------
Person With   (10) Shared Dispositive Power  0
---------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
               7,757,200**
---------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
---------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                        25.27%
---------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                            IN
---------------------------------------------------------

* Voting power subject to Voting Proxy Agreement described in
  Item 6 of Amendment No. 19 to this Statement.
**Includes shares owned by National Amusements, Inc.

CUSIP No.  969-901-107

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          NATIONAL AMUSEMENTS, INC.
          I.R.S. Identification No. 04-2261332
---------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group
     (See Instructions)
     /  /  (a)
---------------------------------------------------------
     /  /  (b)
---------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------
(4)  Sources of Funds (See Instructions)      WC
---------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------
(6)  Citizenship or Place of Organization   Maryland
---------------------------------------------------------
Number of      (7)  Sole Voting Power      0
  Shares	-----------------------------------------
Beneficially   (8)  Shared Voting Power    3,483,900*
 Owned by	-----------------------------------------
   Each        (9)  Sole Dispositive Power 3,483,900
Reporting	-----------------------------------------
Person With   (10)Shared Dispositive Power  0
---------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
               3,483,900
---------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
---------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                      11.35%
---------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                        CO
---------------------------------------------------------

* Voting power subject to Voting Proxy Agreement described in
  Item 6 of Amendment No. 19 to this Statement.

     This Amendment No. 21 hereby amends the Statement on
Schedule 13D, previously filed by Mr. Sumner M. Redstone and
National Amusements, Inc. with respect to the common stock, $.50 par value (the "Common Stock"), of WMS Industries Inc. ("WMS"), as follows:



Item 2.   Identity and Background
	  -----------------------

          Item 2 is amended to reflect the current Directors and Officers of NAI as reported in Schedule I attached hereto.

Item 5.   Interest in Securities of the Issuer
	  ------------------------------------

          Item 5 is amended and supplemented as follows:

          (a) National Amusements, Inc. is currently the beneficial owner, with sole dispositive and shared voting power, of 3,483,900 shares, or approximately 11.35%, of the issued and outstanding Common Stock of WMS (based on the number of shares of Common Stock that were reported by WMS to be issued and outstanding as of February 9, 2000).

          (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and shared voting power, of 4,273,300 shares, or approximately 13.92%, of the issued and outstanding shares of the Common Stock of WMS (based on the number of shares of Common Stock that were reported by WMS to be issued and outstanding as of February 9,
               2000). As a result of his stock ownership in National Amusements, Inc., Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 3,483,900 shares of the issued and outstanding shares of Common Stock of WMS, for a total of 7,757,200 shares of the Common Stock, or approximately 25.27% of the issued and outstanding shares of Common Stock of WMS (based on the number of shares of Common Stock that were reported by WMS to be issued and outstanding as of February 9,
               2000).

     All shared voting power described in paragraphs (a) and (b) of this Item 5 is pursuant to the Voting Proxy Agreement described in Item 6 of Amendment No. 19 to this Statement.


        Transactions effected during the past sixty days.


                       Sumner M. Redstone

Date        No. of Shares     Price      Where and How Executed
-----	    -------------     ------     ----------------------
4/27/00     577,000           $9.00      Bear, Stearns,
                                         New York, New York


          The above transaction was a purchase.

                           Signatures


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



May 1, 2000		      /s/ Sumner M. Redstone
			      --------------------------
                              Sumner M. Redstone
                              Individually



                              National Amusements, Inc.


                              By: /s/ Sumner M/ Redstone
				 -------------------------
                                   Sumner M. Redstone
                                   Chairman and Chief
                                   Executive Officer